SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-3189	etolley@stblaw.com

November 17, 2009

VIA EDGAR TRANSMISSION

Re:	Team Health Holdings, L.L.C.
Amendment No. 2 to Registration Statement on
Form S-1; File No. 333-162347

Larry Spirgel

Ajay Koduri

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Dear Messrs. Spirgel and Koduri:

On behalf of Team Health Holdings, L.L.C. (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated November 13, 2009 (the “Comment Letter”), relating to Amendment No. 1 to the above-referenced Registration Statement on Form S-1 filed on November 6, 2009 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	-2-	November 17, 2009

Prospectus Summary, page 1

Our Sponsor, page 5

1.	We note your response to comment three from our letter dated November 3, 2009. Instead of the cross-reference to your disclosure under “Certain Relationships and Related Party Transactions,” please disclose in this section the total lump sum payment that your sponsor will receive to terminate its annual monitoring fee as a result of the offering. In addition, disclose the amount of the lump sum payment that your management will receive individually and in the aggregate.

In response to the Staff’s comment, the Company has added disclosure on page 5 relating to the total lump sum payment that the sponsor will receive to terminate its annual monitoring fee as a result of the offering and the amount of the lump sum payment that management will receive individually and in the aggregate. As previously discussed with the Staff, the Company intends to provide to the Staff supplemental revisions to the Registration Statement reflecting current expected price range and deal size, so the Staff can review those pages prior to the Company printing preliminary prospectuses. As part of that submission, the Company will complete the amount of the lump sum payments to the sponsor and the amounts that management will receive based on the mid-point of the range and current interest rates.

Summary Consolidated Financial Data, page 9

Selected Consolidated Financial Data, page 45

2.	Please present the supplemental pro forma net earnings per share and the related weighted average shares outstanding.

In response to the Staff’s comment, the Company has added disclosure on pages 9 and page 46 to present the supplemental pro forma net earnings per share and the related weighted average shares outstanding. As previously discussed with the Staff, the Company intends to provide to the Staff supplemental revisions to the Registration Statement reflecting current expected price range and deal size, so the Staff can review those pages prior to the Company printing preliminary prospectuses. As part of that submission, the Company will complete the supplemental pro forma net earnings per share and the related weighted average shares outstanding based on the mid-point of the price range.

Securities and Exchange Commission	-3-	November 17, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Results of Operations, page 57

Nine Months Ended September 30, 2009 Compared to the Nine Months Ended September 30, 2009, page 57

3.	We note your response to comment six from our letter dated November 3, 2009 and your disclosure that fee for service revenue increased because fee for service visits and procedures and estimated collections increased. However, for all periods presented, please provide more analysis and insight into why visits and procedures and estimated collections increased. Please discuss the underlying factors, influences, or circumstances that drive these increases and whether you expect the increases to continue.

In response to the Staff’s comment, the Company has added disclosure on pages 57, 58, 61 and 64 to provide more analysis and insight into why visits and procedures and estimated collections increased and to discuss the underlying factors, influences or circumstances that drive these increases.

Compensation Discussion and Analysis, page 102

Long-Term Equity Incentive Compensation, page 107

4.	To the extent material, please disclose the amount and terms of the fully vested options you intend to grant under the 2009 Stock Plan to your named executive officers and directors upon the consummation of the offering.

In response to the Staff’s comment, the Company has added disclosure on page 109 to disclose the terms of the fully vested options it intends to grant under the 2009 Stock Plan to the named executive officers and directors upon consummation of the offering. As previously discussed with the Staff, the Company intends to provide to the Staff supplemental revisions to the Registration Statement reflecting current expected price range and deal size, so the Staff can review those pages prior to the Company printing preliminary prospectuses. As part of that submission, the Company will complete the information relating to the amount of the fully vested options it intends to grant.

Summary Compensation Table, page 110

5.	We note your response to comment 17 from our letter dated November 3, 2009 and your disclosure on page 122 regarding how much you paid Mr. Joyner to repurchase his Class A, B, and C units. Please revise your Summary Compensation Table to include this repurchase amount pursuant to Item 402(c)(2)(ix)(D)(l) or explain why this requirement is inapplicable. Also, please update footnote (4) to the Summary Compensation Table for Mr. Joyner, to be consistent with your disclosure that you paid $3,141 for Mr. Joyner’s and his spouse’s health and dental premiums.

The Company has revised footnote (4) to the Summary Compensation Table for Mr. Joyner on page 111 to disclose the $3,141 paid for Mr. Joyner’s and his spouse’s health and dental premiums.

Securities and Exchange Commission	-4-	November 17, 2009

The Company respectfully informs the Staff that it believes that Item 402(c)(2)(ix)(D)(l) is inapplicable to the amount paid to Mr. Joyner to repurchase his fully vested and held Class A, B and C units because the amount paid for such units did not constitute compensation. The Company purchased the units from Mr. Joyner when he retired at their then fair market value in accordance with the terms of the 2005 Unit Plan. The amount of the payment, which did not result in any additional expense to the Company under FAS 123R, was solely provided to Mr. Joyner in exchange for these fully vested units and held at their then fair market value and did not constitute additional compensation for his service to the Company. Accordingly, the Company believes that it would not be appropriate to include the amount of this payment in the All Other Compensation column in the Summary Compensation Table. However, the Company added disclosure in footnote (6) to the Summary Compensation Table on page 111 to clarify that the table does not include the amount paid to Mr. Joyner for his surrender of such units.

Certain Relationships and Related Party Transactions, page 133

6.	On the top of page 133, you disclose that Ensemble Parent LLC will have the right to designate representatives to your board based upon beneficially owning a certain percentage of the voting power of your capital stock. Please disclose how the number of directors that Ensemble Parent will be able to designate will be determined when the application of the formula results in more or less than a whole number of directors. In addition, disclose the director designation rights under the stockholders’ agreement under “Management” with a cross-reference to more detailed disclosure you should provide under “Description of Capital Stock.” In this additional disclosure, clarify how many director designees Ensemble Parent will be permitted to designate following the offering, and explain how the director designation rights operate with a classified board.

In response to the Staff’s comment, the Company has added disclosure on page 101 to disclose that Ensemble Parent will be able to appoint a majority of the board of directors because Ensemble Parent will hold more than 50% of the Company’s common stock upon completion of the proposed offering. In addition, the Company has added disclosure on page 133 to clarify how the composition of the various classes of directors will be determined. Finally, the Company added disclosure on pages 101 and 138 to disclose which members of the board of directors will be in each particular class of directors.

Core Trust Purchasing Group Participation Agreement, page 135

7.	Please disclose the amount paid to the affiliate of Blackstone. Refer to Regulation S-K Item 404(a)(4).

The Company notes the Staff’s comment and respectfully informs the Staff that the Company does not make any payments to Core Trust Purchasing Group (“Core Trust”) or to any affiliate of Blackstone. Pursuant to the participation agreement, the Company has committed to use Core Trust selected vendors to purchase certain products and services. Core Trust has negotiated arrangements with certain vendors at rates and/or prices that are more favorable to the Company than what the

Securities and Exchange Commission	-5-	November 17, 2009

Company could have negotiated on its own for such products and services. In certain cases, the Company receives vendor rebates from Core Trust as the applicable vendor remits to Core Trust any rebate the Company may have earned. Although Core Trust is not affiliated with Blackstone, in consideration for Blackstone’s facilitating participation generally by its portfolio companies with Core Trust and monitoring the services Core Trust provides to such portfolio companies, Core Trust generally remits a portion of the commissions received from vendors in respect of such purchases to an affiliate of Blackstone. However, since the Company is a supplier of outsourced healthcare services, its purchases made under the participation agreement do not result in any commissions being paid to Blackstone.

8.	Please file the relevant agreements as material contracts. Refer to Regulation S-K Item 601(b)(10)(ii).

In response to the Staff’s comment, the participation agreement with Core Trust has been filed as Exhibit 10.21.

Consolidated Statements of Operations, page F-4

9.	We note your response to comment 21 in our letter dated November 3, 2009. As previously requested, please remove the presentation of “gross profit” throughout your filing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 45, 57, 60, 63, 66, F-4, F-15 and F-33 to remove the presentation of “gross profit.”

Consolidated Statements of Cash Flows, page F-6

10.	We note your response to comment 22 in our letter dated November 3, 2009. Per Note 11, Investments, on page F-20, we note material changes in the composition of the available-for-sale securities held by your captive insurance subsidiary. Therefore, we continue to believe that you should present the purchases and sales/maturities on a gross basis. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-6 and F-34 to present the purchases and sales/maturities on a gross basis.

*    *    *    *

Please call me at (212-455-3189) or Ryan Bekkerus (212-455-2293) of my firm if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Edward P. Tolley III

Edward P. Tolley III